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VIA EDGAR AND OVERNIGHT DELIVERY

Sergio Chinos

Office of Trade & Services

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Solo Brands, Inc.

Draft Registration Statement on Form S-1

Filed July 6, 2021

CIK 0001870600

Dear Mr. Chinos:

On behalf of Solo Brands, Inc., a Delaware corporation (the “Company”), we are transmitting this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission by letter dated July 29, 2021 with respect to the Company’s Draft Registration Statement on Form S-1 as confidentially submitted on July 6, 2021 (the “DRS”). Concurrently with the submission of this response letter, the Company is submitting Amendment No. 1 to the DRS (“DRS Amendment No. 1”). The bold and numbered paragraphs below correspond to the numbered paragraphs in the Staff’s letter and are followed by the Company’s responses. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

August 10, 2021

Draft Registration Statement on Form S-1

General

1.

The discussion of the Tax Receivable Agreement and the redirection of cash flows to the pre-IPO owners should be enhanced and given more prominence in your prospectus. Please include the discussion of the TRA as a principal topic in the prospectus summary so that readers do not have to search for key information about significant financial arrangements that will materially impact the company’s liquidity. Please ensure that your revised disclosure states clearly that you expect the payments to be substantial and that the arrangement will reduce the cash provided by the tax savings that would otherwise have been available to Solo Brands for other uses. Because the arrangement could be considered a windfall for the pre-IPO owners, your disclosure at the top of the prospectus should adequately address the fact that the agreement confers significant economic benefits to the TRA Participants and redirects cash flows to them at the expense of the rest of your shareholders. We would expect to see a detailed discussion of the TRA well before the single bullet point that currently appears on page 9.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 11-12 of DRS Amendment No. 1 to include a discussion of the Tax Receivable Agreement.

2.

Please provide us supplemental copies of all written communications as defined in Rule 405 under the Securities Act that you or anyone authorized to do so on your behalf have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained or intend to retain copies of these communications. Please contact legal staff associated with the review of this filing to discuss how to submit the materials, if any, to us for review.

Response: The Company respectfully acknowledges the Staff’s comment and will provide the Staff with copies of all written communications, as defined in Rule 405 under the Securities Act of 1933 (“Rule 405”), that the Company, or anyone authorized to do so on its behalf, presents to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. To date, no such written communications exist.

3.

We note that the prospectus includes market and industry data based on information from P.J. Solomon or the International Casual Furnishings Association, as well as other third-party sources. If any of these publications, surveys, or reports were commissioned by you for use in connection with the registration statement, please file consents of such third parties pursuant to Rule 436 of the Securities Act as exhibits to your registration statement or tell us why you believe you are not required to do so.

Response: The Company respectfully acknowledges the Staff’s comment and confirms that market and industry data based on information from P.J. Solomon, the International Casual

August 10, 2021

Furnishing Association and other third party sources were not commissioned by the Company for us in connection with the Registration Statement and as such, no consents of such third parties are required to be filed with the Registration Statement.

Prospectus Summary

Passionate and Emotional Connection with our Community of Customers, page 4

4.

We note your disclosure that your loyalty program consists of over 423,000 members, which represents over 50% of our installed base. Please expand your discussion to further explain the impact of your loyalty program to your operations.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 4 and 103 of DRS Amendment No. 1 to remove the disclosure regarding the Company’s loyalty program.

5.	Please elaborate on the date behind your NPS. For example, please disclose the sample size, time period covered, and score derived. Further, please explain what you mean by achieving a “leading” NPS.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 4 and 103 of DRS Amendment No. 1 to remove the disclosure regarding the Company’s NPS.

Summary Historical and Pro Forma Financial Data, page 19

6.

Please note that it is generally inappropriate to combine financial information for predecessor and successor periods as the financial statements are prepared on different bases of accounting and are therefore not comparable. In this regard, and consistent with your financial statement presentation, please separate the financial results under separate basis of accounting with a “black line” designation. Additionally, revise to your summary data metrics on page 21, and elsewhere throughout your prospectus, to separately present metrics and non-GAAP financial measures of your predecessor, intermediate successor, and successor. Any graphics presenting this information should be similarly revised, including those presenting GAAP and non-GAAP measures. In addition, refrain from categorizing non-GAAP measures as metrics, as it appears that certain of the Other Financial Metrics presented on page 21 are non-GAAP measures given the tabular footnote disclosure provided.

Response: The Company respectfully acknowledges the Staff’s comments and would like to direct the Staff to the Company’s response to Comment 8. In addition, the Company has revised the disclosure throughout DRS Amendment No. 1 to label financial results, where appropriate, as “combined,” and to avoid categorizing non-GAAP measures as metrics.

August 10, 2021

7.

Notwithstanding the comment above, we note that you have provided non-GAAP Adjusted gross profit margin and non-GAAP Adjusted EBITDA margin amounts without providing the most directly comparable GAAP measure. Pending resolution of the comment above, to the extent you provide such non-GAAP margin amounts, please amend to provide the most directly comparable ratio amount; refer to footnote 27 to SEC Release 33-8176. Additionally, update your disclosure to more prominently provide the most directly comparable GAAP measure for each non-GAAP financial measure presented. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the Division’s Non-GAAP Financial Measures Compliance & Disclosure Interpretations.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 2, 3, 5, 21, 84, 86, 101-102 and 104 of DRS Amendment No. 1.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 83

8.

You present and discuss aggregated results of operations of the predecessor, intermediate successor, and successor periods. Please note that it is generally inappropriate to combine financial information for predecessor and successor periods for purposes of MD&A discussion as the financial statements are prepared on different bases of accounting and are therefore not comparable. In this regard, please revise your MD&A to separately present and discuss the historical results of your predecessor, intermediate successor, and successor or explain to us how your presentation complies with Item 303 of Regulation S-K. To the extent your revised presentation includes a supplemental discussion of your results on a pro forma basis for the relevant pro forma period, it should reflect all relevant pro forma adjustments in accordance with Article 11 of Regulation SX. Please revise your disclosure accordingly, and advise us in regard to the propriety of the presentation on a non-GAAP combined basis per page 85.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages iii, 19, 21-22, 86, 89 and 91 of DRS Amendment No. 1 to clearly reflect that the Company is presenting combined metrics and not pro forma metrics. The Company respectfully submits that the presentation of arithmetically combined operating results for 2019 and 2020 are useful as a basis for comparing the results of the combined period against the results of the other periods presented. As set forth on pages 88-90 of DRS Amendment No. 1, the Company presents the Predecessor and Intermediate Successor for fiscal year 2019 and the Intermediate Successor and Successor for 2020, but believes presenting a discussion of the separate historical periods alone would not be as useful and lead to more confusion given the different periods are not easily comparable. The Company believes that the combined presentation is incrementally more useful to the investor. In particular, there is no true way to show the discussion of the period over period of these four periods that would provide meaningful disclosure to the investor without combining them.

August 10, 2021

As noted on page iii of DRS Amendment No. 1, the Company discloses that the Predecessor and Intermediate Successor for fiscal year 2019 and the Intermediate Successor and Successor for 2020 are prepared on a different accounting basis; however, that does not have a material impact, unless otherwise noted, on the comparability of our results of operations between the periods as the underlying transactions were merely changes to the Company’s ownership and capital structure and did not result in any meaningful changes to the size or nature of the Company’s business operations. Furthermore, reporting results on a combined basis was done to enhance the comparability of such information to the prior year.

As discussed in section 9110.1 of the Financial Reporting Manual – Division of Corporation Finance, the objectives of MD&A are as follows:

a.	To provide a narrative explanation of a company’s financial statements that enables investors to see the company through the eyes of management;

b.	To enhance the overall financial disclosure and provide the context within which financial information should be analyzed; and

c.

To provide information about the quality of, and potential variability of, a company’s earnings and cash flow so that investors can ascertain the likelihood that past performance is indicative of future performance.

The Company considered the facts and circumstances here, and the overall meaningfulness of the disclosures and determined that the discussion of results of operations for Predecessor and Intermediate Successor for fiscal year 2019 and the Intermediate Successor and Successor for 2020 on a stand-alone basis would not provide meaningful disclosure.

The Company believes presenting the reporting periods on a combined basis enables investors to see how management has evaluated the operating results. Further, the Company believes that the separate presentation and discussion of the Predecessor and Intermediate Successor for fiscal year 2019 and the Intermediate Successor and Successor for 2020 would not present a meaningful depiction of whether, and to what extent, past performance is indicative of future results. As a result, the Company concluded the presentation on a combined basis complies with Item 303 of Regulation S-K as it provides the most meaningful comparison between the periods and additionally presents information on a year-to-year comparison consistent with the instructions to paragraph 303(a) of Regulation S-K.

Year Ended December 31, 2019 Compared to Year Ended December 31, 2020, page 90

9.

Please clarify the reasons underlying the increase in sales attributable to an increase demand for outdoor recreation and leisure lifestyle products during the period presented. For example, we note your risk factor disclosure stating that you experienced positive factors attributable to the COVID-19 pandemic.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 91 of DRS Amendment No. 1 to provide the underlying reasons for the increase in sales attributable to an increase demand for outdoor recreation and leisure lifestyle products.

August 10, 2021

Solo Stove Holdings, LLC Financial Statements, page F-5

10.	Please update your financial statements in accordance with Rule 3-12 of Regulation S-X.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that pursuant to Section 71003 of the Fixing America’s Surface Transportation Act (the “Fast Act”) and based on the guidance issued by the Staff in connection therewith, the Company omitted from the Registration Statement its unaudited interim financial information as of and for the period ended March 31, 2021 because it reasonably believes that such financial statements will not be required to be included in the Registration Statement at the time of the contemplated offering. The Company respectfully advises the Staff that it will update its financial statements in accordance with Rule 3-12 of Regulation S-X and in accordance with the allowances under the FAST Act.

Consolidated Statements of Members’ Equity, page F-9

11.

Please clarify the heading of “Intermediate Successor” on the table at the bottom of page F-9. In this regard, it appears as though the period from October 9, 2020 to December 31, 2020 is the Successor, not the Intermediate Successor. Please advise.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page F-9 of DRS Amendment No. 1.

Note 1 - Organization and Description of Business

Basis of Presentation, page F-10

12.

Your disclosure indicates that the predecessor period reflects the historical cost basis of accounting. Please clarify this statement as to whether the predecessor maintained its books and records on the cost basis of accounting or whether you are referring to the historical cost of the financials prior to changes to fair value upon the 2019 transaction and pushdown accounting.

Response: The Company respectfully acknowledges the Staff’s comment and notes that the predecessor period (January 1, 2019 – September 23, 2019) is prepared on the historical cost in accordance with U.S. GAAP for that period. The pushdown accounting was applied subsequent to the change of control for the Intermediate Successor that occurred with the September 2019 transaction. Additionally, pushdown accounting was applied for the Successor subsequent to the change of control in October 2020.

Note 4 - Acquisitions

2019 Agreement, page F-20

13.	Please revise to include a table that shows a detailed allocation of the assets acquired and liabilities assumed at their fair values pursuant to the election of push-down

August 10, 2021

accounting as of the consummation of the acquisition. Your revised disclosure should clearly indicate the major classes of assets (rather than just working capital), a description of the factors that make up the goodwill considering the significant amounts recognized, and clarify the nature of the amount of Class A-1 units considering it appears as though cash was paid in the acquisition and units acquired were from selling unitholders rather than newly issued units. Refer to ASC 805-50-50-6d through f. The disclosure concerning the 2020 Agreement should be similarly revised.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages F-20-F-22 of DRS Amendment No. 1.

2020 Agreement, page F-21

14.

We note your statement in the third paragraph that indicates the “buyer” was required to pay contingent consideration in the 2020 agreement. We further note your statement in the 2019 Agreement section regarding contingent consideration that the “company” was required to pay the contingent consideration. As ASC 805-50-30-12 requires that acquisition related liabilities should only be recognized by the acquiree if the liability represents an obligation of the acquiree, please clarify which entity must pay the contingent consideration in each agreement/acquisition.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages F-20-F-22 of DRS Amendment No. 1.

Notes to Consolidated Financial Statements

Note 16 - Subsequent Events

Acquisition, page F-33

15.

It appears that the combined historical operations of the company for the year ended December 31, 2020 and pro forma net sales of Oru Kayak Inc. totaling $145.9 million in part combines the net sales of your successor and intermediate successor. Consistent with the comments above noting that it is generally inappropriate to combine financial information for predecessor and successor periods, please amend so as not to combine the net sales of your successor and intermediate successor periods or tell us why such disclosure is appropriate.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page F-34 of DRS Amendment No. 1.

August 10, 2021

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me by email at Ian.Schuman@lw.com or by telephone at (212) 906-1894 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

Sincerely,

/s/ Ian D. Schuman

Ian D. Schuman, Esq. of LATHAM & WATKINS LLP

Enclosures

cc:

Jay Ingram, U.S. Securities and Exchange Commission

Heather Clark, U.S. Securities and Exchange Commission

Mark Rakip, U.S. Securities and Exchange Commission

John Merris, Solo Brands, Inc.

Samuel Simmons, Solo Brands, Inc.

Kent Christensen, Esq., Solo Brands, Inc.

Clint Mickle, Solo Brands, Inc.

John H. Chory, Esq., Latham & Watkins LLP

Adam J. Gelardi, Esq., Latham & Watkins LLP